November 14, 2022

VIA EDGAR

Cara Wirth, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: EPWK Holdings Ltd.

Amendment No.1 to the Draft Registration Statement on Form F-1

Submitted September 30, 2022

CIK No. 0001900720

Dear Ms. Wirth

On behalf of our client, EPWK Holdings Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 27, 2022, relating to the above referenced Amendment No.1 to the Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No.1”). The Company is concurrently submitting the Amended Draft Registration Statement No.2 on Form F-1 (“the “Amended Draft Registration Statement No.2”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Draft Registration Statement No.1), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement No.2.

Cover Page

1.	We note your amended disclosure in response to comment 1. Please revise to state that your structure involves unique risks to investors.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to state that our structure involves unique risks to investors.

2.	We note your amended disclosure in response to comment 2. In the paragraph that discusses the legal and operational risks, please revise to acknowledge that the legal and operational risks extend to your operating subsidiaries in China and also revise to disclose that such risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to make the required disclosure related to our legal and operational risks.

3.	We note your amended disclosure in response to comments 3 and 12, but still note multiple references to “our VIE.” For example, we note your statement that “[t]he following financial information of our VIE and its subsidiaries was included in the consolidated financial statements.” Please make the appropriate revisions throughout your registration statement.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that we have removed all terms that describe the functions or activities of the VIE as “our” or “we” throughout the draft registration statement.

4.	We note your disclosure that “EPWK has not declared or paid dividends in the past, nor were any dividends or distributions made by a subsidiary to the Cayman Islands holding company.” Please expand this disclosure to include transfers, as opposed to only dividends and distributions. Also revise to state whether any transfers, dividends or distributions have been made between the holding company and the VIE or investors, as well as between the subsidiaries and the VIE or investors.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to discuss the transfers, dividends, and distributions among the Company, its subsidiaries, the VIE, and investors.

Prospectus Summary, page 1

The VIE Structure, page 6

5.	We note your amended disclosure in response to comment 12, but note that you still include disclosure that you are the primary beneficiary of the VIE. For example, we note your disclosure on the cover page that “[a]s a result of our indirect ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE.” Please revise here and throughout your registration statement to clarify that you are the primary beneficiary of the VIE for accounting purposes and to limit any references to control or benefits that accrue to you because of the VIE to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to clarify that the Company is the primary beneficiary of the VIE for accounting purposes only and provided clear description of the conditions it has satisfied to consolidate the VIE under U.S. GAAP.

Permission Required from the PRC Authorities [for] to Operate the VIE or Offer Our Class A Ordinary Shares to Foreign Investors, page 10

6.	We note your amended disclosure in response to comment 14. Please provide additional detail on the reason(s) why the CAC informed you that you are not required to conduct a cybersecurity review for this offering in light of the fact that you have over 23 million registered users.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to disclose that it had submitted a written declaration and other materials required for the cybersecurity review to the CAC, and upon reviewing the Company’s submission, the Office of Cybersecurity Review of the CAC informed the Company that it has determined that the Company is not required to conduct cybersecurity review for this offering pursuant to the Cybersecurity Review Measures.

7.	We note your response to comment 14 and re-issue parts of the comment. Disclose each permission or approval that your subsidiaries are required to obtain from Chinese authorities to operate their business and offer the securities being registered to foreign investors. State whether your subsidiaries are covered by permissions requirements from the CSRC or the CAC, or any other governmental agency that is required to approve the VIE’s operations. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise page 17 to remove the materiality qualifier when describing “material licenses and approvals.” We note your statements that you were “advised by” counsel with respect to various matters; please revise to clarify that you received an opinion from counsel regarding such matters.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the disclosure to state that it has received an opinion from counsel regarding such matters.

Financial Significance of The VIE, page 11

8.	You continue to disclose in the last sentence on page 11 that the information in the tables on pages 12 through 14 is that of your VIE and its subsidiaries included in the consolidated financial statements. However, from your response to comment 15 and information elsewhere in the filing it appears the information on those pages for all items within shareholders’ deficit, the weighted average number of shares outstanding and the per share amounts are those of the parent company. If this is true, please clarify for us and in the filing. If this is not true, explain to us what the amounts for those items represent and why they are meaningful to investors.:

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to present the financial information of the VIE and its subsidiaries on page 12.

Selected Condensed Consolidating Financial Statements of the Parent, Subsidiaries, VIE and its Subsidiaries

Selected Condensed Consolidating Balance Sheets, page 25

9.	We note you have presented here two condensed consolidating balance sheets as of June 30, 2021. It appears one is needed as of June 30, 2021. Please revise as appropriate or advise.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has removed duplicate information from the Draft Registration Statement.

Selected Condensed Consolidating Statements of Cash Flows, page 28

10.	Please put brackets around the “net cash used in investing activities” amounts in each of the tables for the six months ended December 31, 2021 and 2020 for consistency with your presentation here of other amounts indicated as cash outflows.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has updated the Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 89

11.	Certain amounts are bracketed within this section (e.g., [44.18]% and [19.01]% on page 90). Please explain their purpose.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the brackets do not have specific purpose and have been removed from the Draft Registration Statement.

Six Months Ended December 31, 2021 Compared to Six Months ended December 31, 2020

Cost of revenues, gross profit and gross profit margin, page 90

12.	The first paragraph under this heading repeats the paragraph within the preceding “Net revenues” section, and does not analyze the cost of revenues variance. Please revise accordingly.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement accordingly.

Liquidity and Capital Resources

Operating activities, page 94

13.	In first sentence in the six months ended December 31, 2021, you state net cash was provided, yet you show US$-3.5 million. The net cash provided for the years ended June 30, 2021 and 2020 does not appear to agree with the amounts presented in the table on page 93. It appears there are similar items to the preceding in the investing and financing activities sections. Please revise your disclosures as appropriate.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement accordingly.

Data Security and Privacy, page 127

14.	We note your amended disclosure in response to comment 40. Please revise to include a cross-reference to your other discussions in the prospectus regarding the PRC regulatory requirements regarding cybersecurity or expand your disclosure here to discuss the potential impact of the CAC and CSAC on your data security and privacy.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the Draft Registration Statement to add the required cross-reference.

Index to Financial Statements, page F-1

15.	Given your present organizational circumstances, it appears your financial statements here and associated tabular financial statements information presented elsewhere should be described as on a “combined,” or as appropriate, “combining,” basis for all periods presented. Please revise or advise.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the narrative in Note 1 ORGANIZATION AND PRINCIPAL ACTIVITIES in the Draft Registration Statement to indicate the combined basis.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(o) Cost of revenue, page F-51

16.

We note your response to comment 50. It is not clear from your response whether or not you include any costs related to operating and maintaining your platforms within cost of revenues. Please advise, and provide the reasoning for your treatment.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company have included the costs related to operating and maintaining our platforms within cost of revenues. Specifically, the relevant costs are (a) fees charged by online payment processors such as Alipay, WeChat, UnionPay that provide integrated online payment method to the users; (b) service fee charged by the solution provider that enables the platform users to receive and send verification code via SMS or email for security purpose; (c) expenditures on network technology such as cost of servers, gateway, call centers, etc.; and (d) related labour fee incurred by the Company’s programmers, developers and IT engineers. All these costs are expenses associated with the operation and maintenance of the Company’s mobile platform and website based on which the promotion services are rendered, thereby being included in the cost of revenues.

Note 14. Operating Leases, page F-61

17.	We note your response to comment 53. It is not clear from your response your consideration regarding disclosure of subleases pursuant to ASC 842-20-50-3. Please advise.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the consideration regarding disclosure of subleases pursuant to ASC 842-20-50-3 are stated below, and the Company has revised the disclosure in the Draft Registration Statement accordingly.

As a lessee, the Company has disclosed the following qualitative items in compliance with ASC 842-20-50-3 in Note 14 if applicable.

Information about significant assumptions and judgments made:

(a) The Company has determined the contract is a lease and adopted ASC 842 to account for the space that we lease from third parties and sublease to our customers. The areas are physically distinct and explicitly specified in the contract, so they are typically identified. The lessors don’t have substantive substitution right to substitute the areas throughout the lease term. The Company has the right to direct the use of the areas from which to obtain substantially all of the economic benefits. Thus, the contract contains a lease and ASC 842 applies.

(b) The consideration in the contract is allocated entirely to the lease component.

(c) The Company cannot determine the implicit rate in a lease and uses the incremental borrowing rate to discount for the lease. Specifically, the Company use the over-five-year Loan Prime Rate (LPR), 4.65%, quoted by People’s Bank of China.

Information about the nature of the leases:

The Company entered into operating lease agreements for office spaces including lease agreements with various expiration dates through 2024 to 2029. The lease agreements generally do not contain options to extend or terminate the lease. There are no variable lease payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities..

General

18.	We note your response to comment 5. Please include the requested disclosure from the first bullet in the summary risk factors. In addition, we note your disclosure on the cover page that “there is no limitation imposed by laws of Cayman Islands and Hong Kong SAR on EPWK’s abilities to transfer cash between itself and its subsidiaries outside of China,” however on page 62 you describe limitations on the ability of a Cayman Islands company to pay dividends and do not address applicable Hong Kong regulations at all; please revise for consistency and accuracy.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the required summary risk factor has been added to the Draft Registration Statement. The Company also revised the Draft Registration Statement to discuss applicable Hong Kong regulations.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Guohua Huang, EPWK Holdings Ltd., Chief Executive Officer